Eric D. Tanzberger
Senior Vice President and Chief Financial Officer
January 17, 2008
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 0407
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	SEC Comment Letter dated November 28, 2007 related to Service Corporation International’s Form 10-K for the fiscal year ended December 31, 2006 filed March 1, 2007 File No. 001-06402
Dear Mr. Spirgel:
This letter responds to the comments that Service Corporation International (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated November 28, 2007 with respect to the above referenced filing.
We hope this letter is responsive to your comments and requests for information. If the responses provided in this letter are not deemed adequate to answer the Staff’s comments, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company’s goal is to resolve these outstanding comments in a timely manner that is acceptable to the Staff.
For your convenience, our response is prefaced by the Commission’s comments in bold text.
1.	We note that fair values were determined by managers of private equity funds, independent actuaries, and an outside appraisal. While you are not required to make reference to these independent third-parties, when you do you should also disclose the name of the expert. If you decide to delete your reference to the independent third-parties, you should revise to provide disclosures that explain the
SERVICE CORPORATION INTERNATIONAL
1929 ALLEN PARKWAY • P.O. BOX 130548 •HOUSTON, TX 77219-0548 •(713) 525-7768 •FAX (713)525-7581

Mr. Larry Spirgel

method and assumptions used by you to determine the valuations. Please confirm to us in your response letter that the experts are aware of being named in the filing and comply with this comment regarding references to independent valuations in future filings.

Response: In our 2006 Form 10-K, we made three separate references to independent third-parties as noted in the Staff’s comment above. These parties did not consent to our references in the 2006 filing of the Company’s Form 10-K. The Company will discontinue its use of references to third parties in future filings and will revise our disclosures as follows:
a.	In note 5, Alderwoods Acquisition, to the consolidated financial statements in its 2006 Form 10-K, the Company provided the following disclosure:

“The preliminary allocation of the purchase price to specific assets and liabilities was based, on part, upon consideration of an outside appraisal of the fair value of Alderwoods’ assets and from information obtained from the accounting systems of Alderwoods.”

The Company will revise its disclosure in the filing of its 2007 Form 10-K as follows:

“The allocation of the purchase price to specific assets and liabilities was based upon the fair value of Alderwoods’ assets and from information obtained from the accounting systems of Alderwoods.”

We respectfully submit to the staff that we do not believe that FAS 141, paragraphs 51-57 require disclosure of the method and assumptions used to determine the valuations. However, we will consider enhancing our critical accounting policy disclosure “Use of Estimates — Valuation of assets acquired and liabilities assumed” in Management’s Discussion and Analysis to disclose any methods and assumptions used to determine the valuations that are deemed significant.

b.	In Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations; Critical Accounting Policies, Recent Accounting Pronouncements and Accounting Changes; Use of Estimates; Valuation of Trust Investments, the Company provided the following disclosure in its 2006 Form 10-K:

“Where quoted market prices are not available, we obtain estimates of fair value from the managers of the private equity funds, which are based on the market value of the underlying real estate and private equity investments.”

Mr. Larry Spirgel

The Company will revise its disclosure in the filing of its 2007 Form 10-K as follows:

“Where quoted market prices are not available, we estimate the fair value based on the market value of the underlying real estate and private equity investments. The underlying real estate value is determined using the most recent appraisals. The private equity investments are valued using appraisals and a discounted cash flow methodology depending on the underlying assets. The appraisals assess value based on a combination of replacement cost, comparative sales analysis, and discounted cash flow analysis.”

c.	In Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations; Critical Accounting Policies, Recent Accounting Pronouncements and Accounting Changes; Use of Estimates; Insurance Loss Reserves (the last three sentences of this paragraph), the Company provided the following disclosure in its 2006 Form 10-K:

“We continually evaluate loss estimates associated with claims and losses related to these insurance coverages and falling within the deductible of each coverage through the use of qualified and independent actuaries. Assumptions based on factors such as claim settlement patterns, claim development trends, claim frequency and severity patterns, inflationary trends and data reasonableness will generally affect the analysis and determination of the “best estimate” of the projected ultimate claim losses. The results of these actuarial evaluations are used to both analyze and adjust our insurance loss reserves.”

The Company will revise its disclosure in the filing of its 2007 Form 10-K as described below. Additionally, we believe the disclosures on page 40 and 41 of our 2006 Form 10-K sufficiently describe the Company’s method and assumptions used to determine the valuation of insurance loss reserves. We currently plan to revise the disclosure to eliminate the reference to an expert. However, we will begin discussions with our third party actuary and if we are able to obtain a consent we will name them as an expert in our 2007 Form 10-K disclosure.

“We continually evaluate loss estimates associated with claims and losses related to these insurance coverages falling within the deductible of each coverage. Assumptions based on factors such as claim settlement patterns, claim development trends, claim frequency and severity patterns, inflationary trends and data reasonableness will generally effect the analysis and determination of the “best estimate” of the projected ultimate claim losses. The results of these evaluations are used to both analyze and adjust our insurance loss reserves.”

Mr. Larry Spirgel

2.	We note that you “can choose to order, store, and transfer title to the customer” for personalized marker merchandise and you recognize revenue and the related costs upon “the earlier of vendor storage of these items or delivery in [y]our cemetery.” Tell us the nature of this arrangement. Also, tell us why it is appropriate to recognize revenue and the related costs upon the earlier of vendor storage or delivery in your cemetery. Refer to your basis in the accounting literature.

Response: On March 9, 2001, we provided to Mr. Lynn E. Turner, Chief Accountant of the Securities and Exchange Commission, a written Resolution of SAB No. 101 Implementation Issues Pertaining to Service Corporation International and the Death Care Industry (“Resolution”). We have included this Resolution as Attachment A to this response letter.

In this Resolution, we concluded with the Staff that revenue from cemetery marker sales is recognized when the following conditions have been met:
•	the marker has been cast/manufactured and engraved for the customer;

•	title and risk of loss have been transferred to the customer;

•	the customer obtains a certificate of ownership;

•	the markers have been properly segregated, identified by customer and stored in a third party bonded and insured facility acceptable to the customer;

•	the markers are not subject to the claims of creditors of the Company or the manufacturer;

•	the customer may pick-up his/her marker at any time;

•	the Company has no further obligation or involvement related to the merchandise. Note, however, that when the Company contracts with customers to provide merchandise and other services as part of the multiple element arrangement, the Company will follow the revenue recognition methodology outlined in the attached Resolution under “Multiple Element Arrangements and Service Fees”; and

•	the customer has no cancellation rights after the marker is manufactured (the customer may cancel his/her cemetery contract but the consideration associated with the marker sale is the marker itself).
The Company continues the use of the policy outlined above and recognizes revenue in situations in which the Company has no further obligation or involvement related to the merchandise. Further, the Company will include the following disclosure in future filings:

“In situations in which we have no further obligation or involvement related to the merchandise, we recognize revenues and record the cost of sales in accordance with SAB 101 upon the earlier of vendor storage of these items or delivery in our cemetery.”

3.	Tell us what impact, if any, the adoption of EITF 06-5 had on your 2007 1st quarter financial statements. We are unable to locate any disclosures on this adoption.

Mr. Larry Spirgel

Response: We will disclose the following in our Form 10-K for the year ended December 31, 2007.

“We adopted the provisions of EITF 06-5 effective January 1, 2007. The adoption of EITF 06-5 had no impact to the Company’s first quarter consolidated financial statements.”

4.	Tell how you evaluated the factors in SFAS 142 in determining that licenses, permits, and water rights are indefinite lived assets.

Response: During our integration of Alderwoods, we identified certain acquired licenses and permits which are required to own and operate funeral homes in the states of Pennsylvania and Maryland. These states no longer issue new licenses and the licenses we acquired do not have a specified expiration date. SCI intends to continue using the licenses to own and operate funeral homes in those states indefinitely. As such, these licenses and permits were assigned an indefinite life under the provisions of paragraph 11 of SFAS 142.

Upon our purchase of Alderwoods, we obtained water rights associated with our right to use certain well water at Rose Hills cemetery in Los Angeles, California. SCI intends to continue to use these water rights in performance of ongoing operating activities at this cemetery. The contract under which the rights were obtained provides the rights to Rose Hills in perpetuity, and as a result, we consider these water rights to be an indefinite lived asset under the provision of paragraph 11 of SFAS 142.

Due to the immaterial nature of these items, we respectfully submit to the staff that no further disclosure is required.
* * * * * * *
In connection with our responses to your comments we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * * *

Mr. Larry Spirgel

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that the Company’s goal is to resolve these comments in a timely manner that is acceptable to the Staff.
Sincerely,

Eric D. Tanzberger
Senior Vice President,
Chief Financial Officer and Treasurer

cc:	Kyle Moffett / Staff Accountant, U.S. Securities and Exchange Commission PricewaterhouseCoopers LLP Members of the SCI Audit Committee of the Board of Directors Members of the SCI Disclosure Committee

Attachment A
SERVICE
CORPORATION
INTERNATIONAL
March 9, 2001
Mr. Lynn E. Turner
Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Resolution of SAB No. 101 Implementation Issues Pertaining to Service Corporation International and the Death Care Industry
Dear Mr. Turner:
Based on discussions with the U. S. Securities and Exchange Commission Staff (“the Staff”) over the past several months, we have prepared this letter summarizing the application of Staff Accounting Bulletin No. 101 (“SAB No. 101), as well as other matters, to Service Corporation International (“SCI” or “the Company”). The information included herein represents our conclusions regarding SAB No. 101 implementation issues. We understand the Staff will not object to these conclusions.
Interment Rights
Revenue associated with the sale of interment rights will be recognized in accordance with the retail land sales provisions of Statement of Financial Accounting Standards No. 66, Accounting for the Sales of Real Estate (“SFAS No. 66”). The Company will disclose its revenue recognition policy for interment right sales in the notes to the financial statements.
Merchandise
The timing of merchandise revenue recognition will be dependent on the nature of the product and the terms of the agreement.
P.O. BOX 130548
1929 ALLEN PARKWAY
HOUSTON, TX 77219-0548
713/522-5141

Mr. Lynn E. Turner
March 9, 2001

Specifically, revenue from marker sales will be recognized when the following conditions have been met:
•	the marker has been cast/manufactured and engraved for the customer;

•	title and risk of loss have been transferred to the customer;

•	the customer obtains a certificate of ownership;

•	the markers have been properly segregated, identified by customer and stored in a third party bonded and insured facility acceptable to the customer;

•	the markers are not subject to the claims of creditors of the Company or manufacturer;

•	the customer may pickup his/her marker at any time;

•	the Company has no further obligation or involvement related to the merchandise. However, when the Company contracts with customers to provide merchandise and other services as part of a multiple element arrangement, the Company will follow the revenue recognition methodology outlined below under the heading Multiple Element Arrangements and Service Fees; and

•	the customer has no cancellation rights after the marker is manufactured (the customer may cancel his/her cemetery contract but the consideration associated with the marker sale is the marker itself).
Other merchandise (vaults, bases, etc.) is homogeneous in nature and there is no practical way for the Company to identify a customer’s specific merchandise prior to delivery. Under GAAP that revenue should be recognized only when the customer takes possession/delivery of the specific item purchased.
Multiple Element Arrangements and Service Fees
The Staff would not object to the allocation of revenue in arrangements including multiple deliverables on a relative fair value basis. Revenue will be recognized on multiple elements of preneed contracts using recognition timing appropriate to each individual element. Service fee revenue, including delivery and installation fees or grave opening and closing fees, will not be recognized prior to the time the services are performed.
Deferral of Costs
The Company will account for prearranged funeral and preneed cemetery customer acquisition costs under the provisions of Statement of Financial Accounting Standards No. 60, Accounting and Reporting by Insurance Enterprises (“SFAS No. 60”). The Company will specifically disclose this policy in the notes to its financial statements.

Mr. Lynn E. Turner
March 9, 2001

Assets and Obligations Associated with Prearranged Funeral and Cemetery Operations
The customer contract receivables and deferred revenue associated with prearranged funeral and cemetery contracts will be recognized in the Company’s balance sheet at the date a customer contract is signed provided they meet the definitions of assets and obligations as set forth in Statement of Financial Accounting Concepts N. 6, Elements of Financial Statements (“CON 6”) and satisfy the fundamental recognition criteria set forth in Statement of Financial Accounting Concepts No. 5, Recognition and Measurement in Financial Statements of Business Enterprises (“CON 5”).
Prior to the Company performing under a funeral or cemetery contract, a contract loss recorded pursuant to Statement of Financial Accounting Standards No. 5, Accounting for Contingencies may be necessary if the costs of performing rise to an amount greater than the deferred revenue balance.
Assets Included in Trust
The Company has discussed the nature of assets included in funeral trusts and cemetery merchandise and services trusts (collectively the “Trusts” and specifically excluding Perpetual Care Trusts) with the Staff.
The Trusts will not be consolidated into the financial statements of the Company because the Company does not have a controlling financial interest in the Trusts and the Company does not bear all the risks and rewards of the Trust assets. This is justified for the following, among other, reasons:
•	At least a portion of the Trust assets (the original corpus) is accessible by customers upon contract cancellation and is only accessible by the Company upon performance under the contract;

•	The Trust assets are not subject to the claims of Company creditors;

•	In order to withdraw funds from the Trust, the Company is required by the state dictated trust arrangement to present proper documentation signifying performance or contract termination;

•	The Company does not have control over the Trust assets;

•	The Company does not have title to the Trust assets; and

•	The Company selects and can replace the trustee, but the state dictates the types of assets the Trust can invest in.
The Company will record a reduction in the customer receivable for the funds received from the customer and record a receivable from the Trust upon transfer of funds to the Trust equal to the amount of funds transferred.

Mr. Lynn E. Turner
March 9, 2001

Trust Income
Investment income (including realized gains and losses) generated by Trust assets will be recorded as a receivable from the trust and deferred revenue as such investment income accrues to the Trusts until the Company has satisfied its obligations to perform services or deliver merchandise. At that time, all the deferred income and any unrealized gains or losses distributed from the Trust will be recognized in funeral revenues or cemetery revenues. Perpetual care trust income is discussed below.
At the time of customer contract cancellation, the Company will recognize a liability to the customer for the refundable portion of the deferred revenue and any deferred but unrefundable portion will first be recorded as a recovery of costs deferred on the cancelled contact. Any remaining deferred but unrefundable revenue will then be recognized as other income.
Disclosure Requirements of Trust Assets and Related Trust Income
The nature of and composition of Trusts assets will be disclosed in the footnotes to the financial statements, along with cost and market value associated with the Trust assets for each period a balance sheet is presented. Disclosure that investment income is being deferred until the Company has satisfied its obligation will be made. Income recognized by the Company as a result of customer contract cancellation will be disclosed if material.
Perpetual Care Trusts and Perpetual Care Income
The Company generally is obligated to remit a portion of the proceeds received on the sale of interment rights to perpetual care trusts pursuant to applicable state laws or terms of sales contracts. This obligation meets the definition of a liability set forth in CON 6 and satisfies the fundamental recognition criteria set forth in CON 5 and therefore is appropriately recorded in the Company’s financial statements. The perpetual care obligation is appropriately derecognized when amounts are deposited in the trust, as the Company is legally relieved of its obligation in accordance with paragraph 16 of Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. The assets of the perpetual care trust are not included in the Company’s financial statements on a consolidated basis or otherwise.
Based on its contracts and applicable state laws, the Company does not have a perpetual care obligation beyond the amount of earnings available from the perpetual care trusts. Because the liability recognition criteria of CON 5 have not been met the Company will not recognize a liability for perpetual care obligation except for undeposited amounts from customers.

Mr. Lynn E. Turner
March 9, 2001

Investment income generated from the assets in the perpetual care trusts is recorded as cemetery revenues in the period distributable by the trust and are intended to defray the cost of maintaining the cemetery. Cemetery maintenance costs are recorded as expenses in the Company’s financial statements when incurred.
The nature and composition of the assets in the perpetual care trust will be disclosed in the footnotes to the financial statements, along with cost and market value associated with the assets for each period a balance sheet is presented. The amount of perpetual care income recorded as cemetery revenues and the fact that the amounts are restricted for use in maintaining the cemeteries shall be disclosed.
The effects of implementing the aforementioned items will be recorded as a cumulative effect adjustment as of the beginning of the Company’s fiscal year beginning January 1, 2000.
Sincerely,
W. Cardon Gerner
Vice President — Controller

c:	Jane Poulin / SEC Staff PricewaterhouseCoopers